September 11, 2013

Mr. Larry Spirgel,

Assistant Director,

Mail Stop 3720,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	China Telecom Corporation Limited Annual Report on Form 20-F
for the Fiscal Year ended December 31, 2012 (File No. 001-31517)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated August 30,2013, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2012 (the “Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comment in this response letter in italicized form and keyed its response accordingly. The Company’s response to the Staff comment is as follows. The page numbers in the response, unless otherwise indicated, refer to the page numbers of the Form 20-F.

Mr. Spirgel	-2-

Form 20-F for the Year Ended December 31, 2012

Note 2. Acquisition of Certain CDMA Network Assets and Associated Liabilities, page F-10

1.	We refer to your Mobile Network Acquisition effective December 31, 2012, which was recognized as an asset acquisition with the assets and associated liabilities acquired by the company stated at their respective purchase prices. Please tell us your basis for determining that this acquisition represents a transfer of a group of assets versus a business combination between entities under common control.

The Company respectfully advises the Staff that it accounted for the acquisition of the CDMA Network assets (including associated liabilities) as an asset acquisition for the following reasons:

Background of the CDMA Network Assets acquisition

On July 27, 2008, we, China Unicom (Hong Kong) Limited and China Unicom Corporation Limited entered into an acquisition agreement ( the “CDMA Acquisition Agreement”), which sets forth the terms and conditions in respect of our acquisition of the CDMA business and related assets and liabilities, including the entire equity interest in China Unicom (Macau) Company Limited and 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Co. Ltd (collectively, the “CDMA Business”). As discussed below, our acquisition of the CDMA Business excluded the CDMA Network Assets (as defined below), which were purchased separately by our parent company, China Telecom Group. On October 1, 2008, our acquisition of the CDMA Business, which was accounted for as a business combination in accordance with IFRS3, was completed.

Concurrently, on July 27, 2008, China Telecom Group, China Unicom Group and Unicom New Horizon Mobile Telecommunications Company Limited ( “Unicom New Horizon”), a wholly-owned subsidiary of Unicom Group, entered into a CDMA network disposal agreement, pursuant to which China Unicom Group and Unicom New Horizon sold to China Telecom Group the CDMA cellular telecommunications network constructed by Unicom New Horizon ( the “CDMA Network Assets”) for a consideration of RMB66,200 million. On October 1, 2008, China Telecom Group completed the acquisition of the CDMA Network Assets.

On July 27, 2008, we entered into a CDMA network capacity lease agreement with China Telecom Group to lease the capacity on its CDMA network from China Telecom Group. Pursuant to the CDMA network capacity lease agreement between the Company and China Telecom Group dated July 27, 2008 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “CDMA Network Capacity Lease Agreement”), China Telecom Group agreed to lease the capacity on its CDMA network to the Company and the Company has the exclusive right to use and operate the CDMA Network Assets to provide CDMA services in its service areas. The CDMA Network Capacity Lease Agreement was effective for an initial term from October 1, 2008 to December 31, 2010. We renewed the CDMA Network Capacity Lease Agreement for another two years till December 31, 2012.

Mr. Spirgel	-3-

China Telecom Group held the CDMA Network Assets through certain network branches and had continuously provided fund to upgrade and expand its network coverage since October 1, 2008. Pursuant to the CDMA Network Capacity Lease Agreement, we were responsible for the operation, management and maintenance of the CDMA Network Assets. There were no employees in China Telecom Group’s network branches which held the CDMA Network Assets. All the employees related to the CDMA Business were employed by the Company in 2008 following our acquisition of CDMA Business and the acquisition of CDMA Network Assets by China Telecom Group in 2008.

On 31 December 2012, the Company completed the acquisition of substantially all of the CDMA Network Assets from China Telecom Group. The CDMA Network Capacity Lease Agreement expired on the same day.

Analysis

Based on the above, the Company did not believe the CDMA Network assets (including associated liabilities) it acquired in 2012 constitute a separate business from the CDMA Business it acquired in October 2008. The Company merely acquired the CDMA Network Assets that were previously leased to the Company. The Company also did not believe the CDMA Network assets it acquired in 2012 constitute an integrated set of activities that contain processes since the CDMA Network assets did not have management, operational and resource management processes, business and operation support systems (BOSS), or employee workforce to operate the related CDMA business or create outputs.

Therefore, the Company accounted for its acquisition of the CDMA Network assets (and associated liabilities which mainly comprised of outstanding payments to equipment and construction vendors) as an asset acquisition as opposed to a business combination between entities under common control.

*  *  *  *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Spirgel	-4-

Should you have any questions or wish to discuss the foregoing, please contact Yi Chen (director) by telephone at (+86-10) 5850-1508, by fax at (+86-10) 6601-0728 or by email at chenyi@chinatelecom.com.cn.

Very truly yours,

/s/ WANG Xiaochu
WANG Xiaochu
Chairman and Chief Executive Officer

cc:	Terry French
Christy Adams
(Securities and Exchange Commission)

Jian Liang
(China Telecom Corporation Limited)

Chun Wei
(Sullivan & Cromwell LLP)

Terry Chu
(KPMG)